Exhibit 1A-6A.ii

Exhibit 6A(ii) – Asset Management Agreement

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

ASSET MANAGMENT AGREEMENT

This AGREEMENT is made and entered into this ___ day of ___________, 2018, by and between Tuscan Gardens Senior Living Communities, Inc., a Florida corporation (“Company”), and Tuscan Gardens Senior Living Communities Asset Manager, LLC, a Florida limited liability company (“Asset Manager”), herein referred to individually as the “Party” and collectively as the “Parties.”

WHEREAS, Tuscan Gardens Senior Living Communities, Inc. (the “Company”) is a recently formed Florida corporation organized on July 20, 2018 for the purpose of acquiring, developing, owning and disposing of multiple senior housing communities with experienced senior housing operators. The Company expects to acquire majority interest in each property indirectly through a limited liability subsidiary (a “Holdco”) for each Community or Communities owned by such Holdco; and

WHEREAS, the business of the Company shall be to invest in entities which acquire and/or develop senior housing communities consisting of independent living, assisted living and/or memory care for approximately fifty (50) to two-hundred and fifty (250) residents (collectively the “Company Properties”), and ultimately to own and/or operate or sell the Company Properties; and

WHEREAS, Company desires to obtain expertise in the oversight of affiliated or third-party managers of Company Properties; and

WHEREAS, Asset Manager has been formed as an affiliated company for the purpose of providing expertise to Company in the area of operating Senior Living Communities; and

WHEREAS, the Parties desire to contract with each other for the purpose of providing Asset Manager’s expertise to Company.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Parties hereby agree as follows:

1.	Definitions.

a.	“Community” means an individual luxurious senior housing facility consisting of independent living, assisted living and/or memory care for approximately fifty (50) to two-hundred and fifty (250) residents.

b.	“Disposition (Dispose)” means any sale, assignment, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

c.	“Holdco” means a limited liability company for each Community or Communities owned by the Company through which the Company expects to indirectly acquire majority ownership interest in each property.

d.	“Net Disposition Proceeds” means, with respect to any asset of the Company or its affiliates, or portion thereof, the proceeds, if any, with respect to the sale, refinancing, redemption or other disposition of such asset, or portion thereof (including such amounts received in distributions from an Holdco), net of any costs and expenses, including the repayment of indebtedness, incurred in connection with such sale, refinancing, redemption or other disposition and after setting aside appropriate reserves, all as determined in good faith by the Manager.

e.	“Community Manager” means the management company responsible for the day to day operation of the Company Properties in accordance with Company’s business plan and in compliance with regulatory bodies.

f.	“Gross Assets Under Management” means the aggregate total value of all assets under the direct or indirect management or oversight by the Company or its affiliates, without any deduction for debt or leverage.

2.	Scope of Engagement.

a.	The Company authorizes Asset Manager to provide oversight of the Company Properties and Community Managers including, without limitation, the negotiation and execution of all agreements pertaining to operation of the Company Properties.

b.	The Company hereby appoints the Asset Manager to perform the services hereinafter described, and the Asset Manager accepts such appointment. The Asset Manager shall be responsible for the operation of Company Assets (which assets, together with all additions, substitutions and/or alterations thereto are hereinafter referred to as the “Assets” or “Account”);

c.	The Company agrees to provide information and/or documentation requested by Asset Manager in furtherance of this Agreement as pertains to Company’s investment and financial performance objectives, operational needs and goals, and to keep Asset Manager informed of any changes regarding same. The Company acknowledges that Asset Manager cannot adequately perform its services for the Company unless the Company diligently performs its responsibilities under this Agreement. Asset Manager shall not be required to verify any information obtained from the Company, Company’s attorney, accountant or other professionals, and is expressly authorized to rely thereon; and

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d.	Company authorizes Asset Manager to respond to inquiries from, and communicate and share information with, Company’s attorney, accountant, and other professionals to the extent necessary in furtherance of Asset Manager services under this agreement; and

e.	Company acknowledges and understands that the service to be provided by Asset Manager under this Agreement is limited to the operational oversight of the Community Manager and day to day management of the Assets and does not include financial planning or any other related or unrelated services.

3.	Asset Manager Compensation. The Asset Manager is responsible for the oversight of day to day Company Property management decisions by the Community Manager. The Company will pay the Asset Manager:

a.	on a monthly basis, an annual Asset Management Fee (the “Asset Management Fee”) equal to two (2.0%) percent of Gross Assets under management. In the event the Asset Management Fee is paid to the Asset Manager in connection with any community that is not ultimately acquired by the Company, such Asset Management Fee shall be promptly repaid by the Asset Manager to the Company. These amounts are expected to be funded with working capital reserves established with Net Offering Proceeds prior to such time as the Company receives distributions from the Holdcos in amounts sufficient to pay such fees. As used herein, “Breakeven Cash Flow” means the amount of net cash flow from the operations of a Company Property necessary to meet any capital expenditure reserve payments and all principal and interest debt service payments.

b.	Reimbursement of Asset Manager Operating Expenses. The Company will reimburse the Asset Manager for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not it ultimately acquires the investment.

4.            Risk Acknowledgment. Asset Manager does not guarantee the future performance of the Account or any specific level of performance, the success of any investment decision or strategy that Asset Manager may use, or the success of Asset Manager’s overall management of the Account. Company understands that investment decisions made for the Account by Asset Manager are subject to various market, currency, economic, political and business risks, and that those investment decisions will not always be profitable.

5.            Directions to the Asset Manager. All directions by the Company to the Asset Manager (including notices, instructions, directions relating to changes in the Company’s investment objectives) may be in verbal or by email (email notification). The Asset Manager shall be fully protected in relying upon any such direction, notice, or instruction until it has been duly advised in writing of changes therein.

6.            Asset Manager Liability. The Asset Manager, acting in good faith, shall not be liable for any action, omission, investment recommendation/decision, or loss in connection with this Agreement including, but not limited to, the investment of the Assets, or the acts and/or omissions of other professionals or third-party service providers recommended to the Company by the Asset Manager, including a broker-dealer and/or custodian. If the Account contains only a portion of the Company’s total assets, Asset Manager shall only be responsible for those assets that the Company has designated to be the subject of the Asset Manager’s investment management services under this Agreement without consideration to those additional assets not so designated by the Company.

The Company acknowledges that the operation of Company Properties has varying degrees of financial risk, and that Asset Manager shall not be responsible for any adverse financial consequences resulting from the operation of any Company Property.

7.            Reports. Asset Manager and/or Account custodian shall provide Company with periodic reports for the Account. In the event that the Asset Manager provides supplemental Account reports which include assets for which the Asset Manager does not have discretionary investment management authority, the Company acknowledges the reporting is provided as an accommodation only, and does not include investment management, review, or monitoring services, nor investment recommendations or advice. As such, the Company, and not the Asset Manager shall be exclusively responsible for the investment performance of any such assets or accounts. In the event the Company desires that the Asset Manager provide investment management services with respect to any such assets or accounts, the Company may engage the Asset Manager to do so for a separate and additional fee.

8.            Termination. This Agreement will continue in effect until terminated by either party by written sixty (60) day notice to the other (email notice will not suffice), which written notice must be signed by the terminating party. Termination of this Agreement will not affect (i) the validity of any action previously taken by Asset Manager under this Agreement; (ii) liabilities or obligations of the parties from transactions initiated before termination of this Agreement; or (iii) Company’s obligation to pay Asset Management fees (prorated through the date of termination). Upon the termination of this Agreement, Asset Manager will have no obligation to recommend or take any action with regard to the securities, cash or other investments in the Account.

9.            Assignment. This Agreement may not be assigned (within the meaning of the Asset Managers Act) by either the Company or the Asset Manager without the prior written consent of the other party.

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10.           Non-Exclusive Management. Asset Manager, its officers, employees, and agents, may have or take the same or similar positions in specific investments for their own accounts, or for the accounts of other Companies, as the Asset Manager does for the Account. Company expressly acknowledges and understands that Asset Manager shall be free to render investment advice to others and that Asset Manager does not make its investment management services available exclusively to Company. Nothing in this Agreement shall impose upon the Asset Manager any obligation to purchase or sell, or to recommend for purchase or sale, for the Account any security which the Asset Manager, its principals, affiliates or employees, may purchase or sell for their own accounts or for the account of any other Company, if in the reasonable opinion of the Asset Manager such investment would be unsuitable for the Account or if the Asset Manager determines in the best interest of the Account it would be impractical or undesirable.

11.           Death or Disability. The death, disability or incompetency of Company will not terminate or change the terms of this Agreement. However, Company’s executor, guardian, attorney-in-fact or other authorized representative may terminate this Agreement by giving written notice to Asset Manager. Company recognizes that the custodian may not permit any further Account transactions until such time as any documentation required is provided by the custodian.

12.           Governing Law and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. In the event of a dispute regarding this Agreement or the respective rights of the parties hereunder, the parties agree to submit such dispute exclusively to binding arbitration in Orlando, Florida before an arbitration panel consisting of three professional arbitrators with each of two arbitrators selected by the parties and the final third arbitrator selected by the selected two arbitrators. Any such arbitration shall be restricted to the party filing the arbitration and shall not be a joint or multiple arbitration reflecting more than one party and shall be commenced within fifteen (15) days of selection of the arbitrator and the discovery rules contained in the Florida Rules of Civil Procedure shall apply to all such proceedings. The arbitrator shall order all remedies permitted by law, award attorney's fees and costs to the prevailing party, and require that the entire proceeding, including the existence of the proceeding, be held confidential by the parties, and shall not be disclosed by any party. Any and all orders issued by the arbitrator shall be enforced by a state court of competent jurisdiction located in Orlando, Orange County, Florida.

13.           Disclosure Statement. The Company hereby acknowledges prior receipt of a copy of the Disclosure Statement of the Asset Manager as same is set forth on Part 2 of Form ADV. Company further acknowledges that he has had a reasonable opportunity (i.e. at least 48 hours) to review said Disclosure Statement, and to discuss the contents of same with professionals of his choosing, prior to the execution of this Agreement. If the Company has not received a copy of the Asset Manager’s Disclosure Statement at least 48 hours prior to execution of this Agreement, the Company shall have 5 business days from the date of execution of this Agreement to terminate Asset Manager’s services without penalty.

14.           Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

15.           Company Conflicts. If this Agreement is between the Asset Manager and related Companies (i.e. husband and wife, life partners, etc.), Asset Manager’s services shall be based upon the joint goals communicated to the Asset Manager. Asset Manager shall be permitted to rely upon instructions from either party with respect to disposition of the Assets, unless and until such reliance is revoked in writing to the Asset Manager. The Asset Manager shall not be responsible for any claims or damages resulting from such reliance or from any change in the status of the relationship between the Companies.

16.           Privacy Notice. The Company acknowledges prior receipt of the Asset Manager’s Privacy Notice.

17.           Authority. The Company acknowledges that he/she/they/it has (have) all requisite legal authority to execute this Agreement, and that there are no encumbrances on the Assets. The Company correspondingly agrees to immediately notify the Asset Manager, in writing, in the event that either of these representations should change.

IN WITNESS WHEREOF, the Company and Asset Manager have each executed this Agreement on the day, month and year first above written.

“COMPANY”	“ASSET MANAGER”

TUSCAN GARDENS SENIOR LIVING	TUSCAN GARDENS SENIOR LIVING COMMUNITIES ASSET MANAGER, LLC

COMMUNITIES, INC.

By:	By:
Laurence Pino, President	William N. Johnston, President Tuscan Gardens Management Corporation, Manager